Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

September 23, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed September 13, 2011

SEC Comment Letter Dated September 21, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our response to your comments dated September 21, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2011, filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2011

Controls and Procedures, page 13

Comment (1)—We note your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report.  We also note that the conclusion of ineffective internal control over financial reporting was based on the lack of segregation of duties.  Given the fact that you have restated your previously issued financial statements due to errors in the accounting for warrants and convertible debt, please address the following points:

•	Tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

•	Tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.

Response (1)—We propose to address the comment by modifying the second paragraph of Item 9A Management’s Report on Internal Control over Financial Reporting by amending it to read as follows:

“The conclusion that the internal controls are not effective is based on the lack of segregation of duties required under the framework issued by COSO and the occurrence of a restatement of the financial statements for the period ended May 31, 2010 and the fiscal quarters of 2011 due to errors in the accounting for warrants and convertible debt.  As of May 31, 2011, there were only two employees currently in the organization.  It is expected that during 2011, additional employees will be hired and that we will have the ability to remedy this situation and put more stringent control measures in place.  Additionally, personnel involved with the preparation and filing of our financial statements conducted extensive research regarding the treatment of financial instruments containing downward price protection in connection with the preparation of the restatement, and the knowledge gained from those efforts should greatly reduce the likelihood of similar future errors in the Company’s financial reporting.”

We believe that this enhanced disclosure satisfies the requirement of Item 308(a)(3) to disclose the material weakness indicated by the restatement and leaves intact the conclusion that the disclosure controls and procedures are effective as mentioned in the first paragraph of Item 9A.

Report of Independent Registered Public Accounting Firm, page F-2

Comment (2)—We note your auditor, Kyle L. Tingle, CPA, LLC has opined on your financial statements as of and for the years ended May 31, 2011, 2010 and 2009 and for the period March 31, 2008 (inception) through May 31, 2011.  Please note Rule 8-02 of Regulation S-X requires you to only file audited financial statements for your two most recent fiscal years.  Please amend your Form 10-K to either include a balance sheet as of May 31, 2009 and a statement of cash flows for the year ended May 31, 2009 or include an audit report that only opines on the financial statements included in your Form 10-K.

Response (2)—We plan to file an amended Form 10-K for the period ended May 31, 2011 which will include an audit report that only opines on the financial statements included in our Form 10-K.  The revised opinion is attached as Exhibit A.

Comment (3)—We also note that the audit report does not contain an explanatory paragraph on the correction of a material misstatement in previously issued financial statements.  Please request your auditors to consider the guidance in paragraph 9 of Auditing Standard No. 6 and AU Section 508.11 and revise their report accordingly.

Response (3)—We plan to file an amended Form 10-K for the period ended May 31, 2011 which will include an audit report that contains an explanatory paragraph on the correction of a material misstatement in previously issued financial statements.  The revised opinion is attached as Exhibit A.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801

EXHIBIT A

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Laredo Oil, Inc.

We have audited the accompanying balance sheets of Laredo Oil, Inc. (An Exploration Stage Enterprise) as of May 31, 2011 and 2010 and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended and the period March 31, 2008 (inception) through May 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly,   we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit  also  includes  assessing  the  accounting principles  used  and  significant  estimates  made  by  management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laredo Oil, Inc. (An Exploration Stage Enterprise) as of May 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended and the period March 31, 2008 (inception) through May 31, 2011, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 10 to the financial statements, the May 31, 2010 financial statements have been restated to correct a material misstatement.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has no established source of revenue.  This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 11.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kyle L. Tingle, CPA, LLC
Kyle L. Tingle, CPA, LLC

September 9, 2011
Las Vegas, Nevada